3/29/2002



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002

SEC FILE NUMBER
8- 50306

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Farm Family Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

344 Route 9W
(No. and Street)

Glenmont (City) NY (State) 12077 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher M. Briggs 518-431-5017
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Financial Plaza (Address) Hartford (City) CT (State) 06103-2608 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/29/2002

OATH OR AFFIRMATION

I, Christopher M. Briggs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Farm Family Financial Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JAMIE H. GEARON
Notary Public, State of New York
Qual. in Schenectady Co. No. 02GE4994491
Commission Expires April 6, 2006

*This report ** contains (check all applicable boxes):*

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



One Financial Plaza
Hartford, CT 06103-2608

Board of Directors
Farm Family Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Farm Family Financial Services, Inc. (the "Company") (a wholly-owned subsidiary of Farm Family Holdings, Inc.), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the National Association of Securities Dealers ("NASD"), SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 17, 2002

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Table of Contents



One Financial Plaza
Hartford, CT 06103-2608

Independent Auditors' Report

The Board of Directors
Farm Family Financial Services, Inc.

We have audited the accompanying statement of financial condition of Farm Family Financial Services, Inc. (a wholly-owned subsidiary of Farm Family Holdings, Inc.) (the "Company") as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of Farm Family Financial Services, Inc. as of December 31, 2000 were audited by other auditors whose report thereon dated January 15, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information, contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

January 17, 2002



FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Statements of Financial Condition

December 31, 2001 and 2000

Assets		**2001**	**2000**
Cash	$	89,338	53,325
Management fee receivable		—	10,700
Commissions receivable		705	303
Deferred tax asset		15,225	25,565
Prepaid expenses		3,137	3,482
Total assets	$	108,405	93,375
Liabilities and Stockholder's equity			
Liabilities:			
Payable to affiliates	$	11,533	15,523
Other payables		141	325
Total liabilities		11,674	15,848
Stockholder's equity:			
Common stock, $.01 par value, 200 shares authorized, 100 shares issued and outstanding		1	1
Additional paid in capital		124,999	124,999
Accumulated deficit		(28,269)	(47,473)
Total stockholder's equity		96,731	77,527
Total liabilities and stockholder's equity	$	108,405	93,375

See accompanying notes to financial statements.

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Statements of Operations

For the years ended December 31, 2001 and 2000

		2001	2000
Revenues:			
Management fees	$	28,508	41,923
Commissions		39,212	69,954
Total		67,720	111,877
Expenses:			
Management services		26,256	92,136
Audit fees		5,250	5,000
Insurance		1,045	1,276
Licensing		4,125	4,184
Other expenses		—	637
		36,676	103,233
Net income before income tax expense		31,044	8,644
Income tax expense		11,840	3,236
Net income	$	19,204	5,408

See accompanying notes to financial statements.

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Statements of Changes in Stockholder's Equity

For the years ended December 31, 2001 and 2000

		Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balance, December 31, 1999	$	1	124,999	(52,881)	72,119
Net income		—	—	5,408	5,408
Balance, December 31, 2000		1	124,999	(47,473)	77,527
Net income		—	—	19,204	19,204
Balance, December 31, 2001	$	1	124,999	(28,269)	96,731

See accompanying notes to financial statements.

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Statements of Cash Flows

For the years ended December 31, 2001 and 2000

		2001	2000
Cash flow from operating activities:			
Net income	$	19,204	5,408
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Deferred income taxes		10,340	2,910
Decrease in receivables		10,298	297
Decrease in prepaid expenses		345	733
(Decrease) increase in payables affiliates		(3,990)	4,053
Decrease in other payables		(184)	—
Total adjustments		16,809	7,993
Net cash provided by operating activities		36,013	13,401
Cash, beginning of period		53,325	39,924
Cash, end of period	$	89,338	53,325
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Income taxes	$	1,500	325

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

Farm Family Financial Services, Inc. (the "Company") is wholly-owned subsidiary of Farm Family Holdings, Inc., (the "Holding Company") which is the parent of Farm Family Casualty Insurance Company ("Farm Family Casualty"), Farm Family Life Insurance Company ("Farm Family Life"), and United Farm Family Insurance Company. The Company is a member of the National Association of Securities ("NASD"), a self-regulatory association for broker dealers.

On October 31, 2000, Farm Family Holdings, Inc. and its subsidiaries entered into an agreement and plan of merger with American National Holdings, Inc., a wholly-owned subsidiary of American National Insurance Company ("ANICO"). The merger transaction was consummated on April 10, 2001, at which time Farm Family Holdings, Inc. and its subsidiaries, including Farm Family Financial Services, Inc., became wholly-owned subsidiaries of ANICO.

(b) Revenues

Commissions represent commissions received from an unaffiliated broker dealer. The Company receives a percentage of the commissions generated by agents of the Company's affiliated insurance companies who become registered as representatives of the unaffiliated broker dealer as a result of referral by the Company. Commission fee revenue is recognized when earned.

Management fees are derived from investment management advisory services provided to manage the common stock portfolios of the Company's affiliates, Farm Family Casualty and Farm Family Life.

(c) Expenses

Management, employees, and administrative services are provided to the Company by its affiliate, Farm Family Casualty, pursuant to a Management Services Agreement. The Company pays a monthly fee based upon the estimated usage for the offices, employees and administrative services provided by its affiliate.

(d) Income Taxes

The Company is included in the consolidated Federal and state income tax returns filed by the Holding Company. The Holding Company charges or credits the Company for the portion of the consolidated income tax expense attributable to the Company's stand-alone operations, based on income for financial reporting purposes. The tax expense allocated to the Company in 2001 and 2000 was computed at the combined Federal and state statutory tax rate applicable to the Holding Company's consolidated tax group. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities and the enacted tax rates.

(e) Cash

Cash consists of cash in banks.

(Continued)

(f) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates an assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) ***Reclassifications***

Amounts in the prior year's financial statements are reclassified whenever necessary to conform with the current year's presentation.

(2) Income Taxes

The components of income tax expense for the years ended December 31, 2001 and 2000 are as follows:

		2001	2000
Current expense	$	1,500	325
Deferred expense		10,340	2,911
Total	$	11,840	3,236

The components of the deferred tax assets at December 31, 2001 and 2000 are as follows:

		2001	2000
Organization costs	$	655	1,965
Net operating loss carry forward		14,570	23,600
Net deferred tax asset	$	15,225	25,565

Realization of the deferred tax asset of $15,225 disclosed above is dependent on future taxable profits exceeding profits arising from existing taxable temporary differences. Management believes that it is more likely than not that the asset is realizable due to anticipated future taxable income.

A reconciliation of the differences between the Company's effective tax rate and the United States statutory federal income tax rate are as follows:

	2001	2000
Statutory U.S. federal income tax rate	35.00%	35.00%
State income tax, net of federal benefits	3.14	2.44
Effective tax rate	38.14%	37.44%

(Continued)

(3) Related Party Transactions

The Company has a Management Services Agreement with its affiliate, Farm Family Casualty, wherein Farm Family Casualty provides offices, employees, and administrative services to the Company for an annual fee based on the estimated actual cost of services provided to the Company. The Company incurred fees of $26,256 and $92,136 in 2001 and 2000, respectively, pursuant to the Management Services Agreement.

The Company managed the common stock portfolios of its affiliates Farm Family Life and Farm Family Casualty pursuant to investment advisory services agreements. These agreements were terminated effective September 30, 2001. Farm Family Life and Farm Family Casualty each paid fees to the Company based on the market value of the assets managed. The Company recognized management fee revenues of $28,508 and $41,923 in 2001 and 2000, respectively, under these agreements.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital, as defined, of $78,369, which was $73,369 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .15 to 1.0 at December 31, 2001.

(5) Commitments and Contingent Liabilities

Management of the Company, after consultation with legal counsel, believes that there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition or results of operations.

Schedule 1

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

Net Capital		
Total stockholder's equity qualified for net capital	$	96,731
Deductions and/or charges:		
Non-allowable assets:		
Deferred tax asset		(15,225)
Prepaid expenses		(3,137)
		(18,362)
Net Capital	$	78,369
Aggregate Indebtedness		
Items included in the statements of financial condition:		
Payable to affiliates		11,533
Other payables		141
Total aggregate indebtedness	$	11,674
Computation of Basic Net Capital Requirement		
6-2/3% of aggregate indebtedness	$	778
Minimum net capital requirement		5,000
Excess net capital over minimum net capital requirement		73,369
Excess net capital at 1000%*	$	77,202

* Calculated as net capital - (total aggregate indebtedness x 10%)

Note: There are no material differences between the Company's computation of net capital as filed in the amended Form X-17A-5 (FOCUS Report filed quarterly by the Company) and the above schedule as of December 31, 2001 and 2000.

Schedule 2

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2001

Credit balances	$	—
Debit balances		—
Reserve computation:		
Excess of total debits over total credits		—
Required deposit	$	NONE

Note: There is no material difference between the Company's computations of reserve requirements as filed in the amended Form X-17A-5 (FOCUS report filed quarterly by the Company) and the above schedule.

Schedule 3

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2001

For the year ended December 31, 2001, the Company was exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, as the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."